Exhibit 2

ADDENDUM NO. 1 TO
STOCK ACQUISITION AGREEMENT
BY AND BETWEEN
BENCHMARK PERFORMANCE GROUP, INC.
AND
INTEGRATED ENVIRONMENTAL TECHNOLOGIES, LTD.

THIS ADDENDUM NO. 1 TO STOCK ACQUISITION AGREEMENT ("Addendum No. 1") is made and entered into effective this 26th day of August, 2008, by and between BENCHMARK PERFORMANCE GROUP, INC., a Texas Corporation ("Benchmark") and INTEGRATED ENVIRONMENTAL TECHNOLOGIES, LTD., a Nevada Corporation ("IEVM").

RECITALS

A.        Benchmark and IEVM entered into a stock acquisition agreement on or about June 20, 2007 (the "Stock Acquisition Agreement"), wherein Benchmark agreed to acquire Thirty-Five Million (35,000,000) shares (the "Shares") of the common stock, par value $0.001, of IEVM for an aggregate purchase price of Three Million Five Hundred Thousand USD ($3,500,000) (the "Purchase Price") ($0.10 per share).

B.        Pursuant to Section 3 of the Stock Purchase Agreement, the Purchase Price shall be paid (and the Shares shall be issued) in seven (7) installments.

C.        As of the date of this Addendum No. I, four (4) installments have been paid as follows: The First Installment of $312,000 was converted from equipment deposits previously paid by Benchmark to IEVM on or about May 22, 2007; the Second Installment of $188,000 was paid by Benchmark to IEVM on or about June 13, 2007; the Third Installment of $500,000 was paid by Benchmark to IEVM on or about October 31, 2007; and the Fourth Installment of $500,000 was paid in two increments, with one payment of $250,000 on or about May 2, 2008, and the remaining $250,000 on or about May 12, 2008.

D.        Benchmark and IEVM have determined that as a result of an economic downturn, it is in the best interest of IEVM to receive the Fifth Installment payment early and it is in the best interest of Benchmark to make the Fifth Installment payment early and prior to October 31, 2008 as previously agreed in the Stock Acquisition Agreement.

           NOW, THEREFORE, for and in consideration of the foregoing, and of the mutual covenants, agreements, undertakings, representations and warranties contained herein, the parties hereto agree as follows:

1.        The Fifth Installment described in Section 3(e) of the Stock Acquisition Agreement is hereby due concurrent with entering into this Addendum No. 1.

2.        As consideration for the acceleration of the Fifth Installment, the payment set forth in Section 3(e) of the Stock Acquisition Agreement is hereby reduced to $400,000.

3.        There are no further requirements of a subscription agreement for the remaining installment payments and issuance of stock.

4.        Other than as specifically provided in this Addendum No. 1, all other provisions of the Stock Acquisition Agreement shall remain in full force and effect, the Stock Acquisition Agreement as amended by this Addendum No. 1 constituting the sole and entire agreement between the parties as to the matters contained herein, and superseding any and all conversations, letters and other communications which may have been disseminated by the parties relating to the subject matter hereof, all of which are void and of no effect.

           IN WITNESS WHEREOF, the parties have executed this Addendum as of the date first above written.

Integrated Environmental Technologies, Ltd., a Nevada corporation

By:	/s/ William E. Prince
Name:	William E. Prince
Title:	President and Chief Executive Officer

Benchmark Performance Group, Inc., a Texas corporation

By:	/s/ E. Wayne Kinsey, III
Name:	E. Wayne Kinsey, III
Title:	President and Chief Executive Officer